UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited, dated December 2, 2013, announcing that David Sneddon will succeed Robert Hingley-Wilson as Chief Accounting Officer and Senior Vice President of Seadrill Management Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: December 2, 2013
	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Change of Executive Officer

Hamilton, Bermuda, December 02, 2013 - The Board of Seadrill has today announced David Sneddon to succeed Robert Hingley-Wilson as Chief Accounting Officer and Senior Vice President of Seadrill Management Limited.

Mr Sneddon is joining Seadrill effective December 1, 2013 as Senior Vice President and Chief Accounting Officer. Prior to Seadrill he held several senior positions in Novelis Inc., most recently as VP Finance in Europe, and prior to that held various positions in Alcan.

Per Wullf, CEO of Seadrill said, "Thanks to Robert for his contribution to Seadrill over the last two years. We look forward to his continued relationship with us in his new role with the Fredriksen Group. At this stage of Seadrill's evolution, we need an outstanding finance leader to continue to drive improvements in our finance environment, and we have found one in David. We welcome him to the leadership team and look forward to continued success with David at the helm."

Seadrill has a versatile fleet comprising of 69 units including newbuilds under construction. The fleet operates across five continents supported by over 7,900 employees worldwide.